Exhibit 99.3

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces Second Half and
Full Year Financial Results for Fiscal 2018

Jinjiang, Fujian Province, China, April 30, 2019 – China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced its financial results for the second half and fiscal year ended December 31, 2018.

Operating results were affected by the following significant items:

▪	Sales in the second half of 2018 sharply decreased due to an unexpected slowdown in China’s real estate sector. In an effort to bolster sales, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%. This follows a price increase of 5% that we instituted in April of 2018 following three price raises beginning in April of 2017.

▪	Provision for inventory impairment was RMB 56.0 million (US$ 8.2 million) for the six months ended December 31, 2018, as compared to a reversal of inventory impairment of RMB 2.7 million (US$ 0.4 million) for the same period of 2017.

▪	Asset write-down attributable to the impairment of fixed assets and land use rights was RMB 85.0 million (US$ 12.9 million) for the six months ended December 31, 2018, as compared to RMB 36.7 million (US$ 5.5 million) for the same period of 2017.

▪	Provision for bad debt was RMB 210.1 million (US$ 30.6 million) for the six months ended December 31, 2018, as compared to RMB 71.6 million (US$ 10.8 million) for the same period of 2017. Provision for bad debt was RMB 316.4 million (US$ 47.9 million) for the twelve months ended December 31, 2018, as compared to RMB 71.6 million (US$ 10.8 million) for the same period of 2017.

Second Half 2018 Summary

▪	Revenue was RMB 142.6 million (US$ 20.8 million) for the six months ended December 31, 2018, as compared to RMB 485.3 million (US$ 73.2 million) for the same period of 2017.
▪	Gross loss was RMB 46.0 million (US$ 6.7 million) for the six months ended December 31, 2018, as compared to a gross profit of RMB 57.8 million (US$ 8.7 million) for the same period of 2017.
▪	Net loss was RMB 346.8 million (US$ 50.6 million) for the six months ended December 31, 2018, as compared to a net loss of RMB 82.2 million (US$ 12.4 million) for the same period of 2017.
▪	Loss per share on a basic and fully diluted basis were RMB 75.95 (US$ 11.07) for the six months ended December 31, 2018, as compared to loss per share on a basic and fully diluted basis of RMB 24.29 (US$ 3.66) for the six months ended December 31, 2017.
▪	Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 10.2 million (US$ 1.5 million) for the six months ended December 31, 2018, adjusted for the write-off of fixed assets and land use rights, the inventory impairment provision, and bad debt expense, as compared to RMB 51.6 million (US$ 7.8 million), adjusted for the write-off of fixed assets, slow-moving inventory, and bad debt expense for the same period of 2017.

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Fiscal Year 2018 Summary

▪	Revenue was RMB 498.2 million (US$ 75.4 million), as compared to RMB 821.8 million (US$ 121.7 million) for fiscal year 2017.
▪	Gross loss was RMB 1.2 million (US$ 0.2 million), as compared to a gross profit of RMB 50.4 million (US$ 7.5 million) for fiscal year 2017.
▪	Net loss was RMB 418.7 million (US$ 63.3 million), as compared to a net loss of RMB 88.0 million (US$ 13.0 million) for fiscal year 2017.
▪	Loss per share on a basic and fully diluted basis were RMB 93.18 (US$ 14.10), as compared to basic and fully diluted earnings per share of RMB 26.36 (US$ 3.90) for fiscal year 2017.
▪	Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 50.5 million (US$ 7.6 million), adjusted for the write-off of fixed assets and land use rights, the inventory impairment provision, and bad debt expense, as compared to RMB 42.9 million (US$ 6.4 million), adjusted for the write-off of fixed assets, slow-moving inventory, and bad debt expense for fiscal year 2017.

“During the second half of 2018, we experienced difficult market conditions as compared to the same period of 2017. Our revenue decreased 71% for the second half of 2018 due to a 72% decrease in our sales volume. However, after adjusting for asset write-offs, our cash flow was modestly positive for the second half of the year despite the market slowdown, and our cash flow was reasonably strong for the full year of 2018,” said Mr. Jiadong Huang, Chief Executive Officer of China Ceramics.

“For the fiscal year 2018, we utilized production facilities capable of producing 16.9 million square meters of ceramic tiles per year out of the Company’s effective total annual production capacity of 56.5 million square meters of ceramic tiles. Consistent with our practices in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market environment to keep our operating costs low. We intend to bring additional capacity online as the business environment improves.”

“For the remainder 2019, we believe that market conditions will continue to be challenging due to government regulations to stabilize real estate prices and contain real estate development. However, urban renewal projects and an improvement in new home prices last month fueled by China’s smaller tier cities could represent a potential turnaround in business conditions. In the long-term, we believe our building materials sector will continue to benefit from growth in the real estate sector due to continued urbanization and its importance to China’s domestic growth. We plan to capitalize on emerging trends in the sector such as affordable housing initiatives and the Government’s promotion of rental properties that could spur future growth,” concluded Mr. Huang.

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Six Month Results Ended December 31, 2018

Revenue for the six months ended December 31, 2018 was RMB 142.6 million (US$ 20.8 million), as compared to RMB 485.3 million (US$ 72.7 million) for the same period of 2017. The 70.6% year-over-year decrease in revenue was due to the 72.0% decrease in our sales volume for the six months ended December 31, 2018 compared to the same period of 2017.

Gross loss for the six months ended December 31, 2018 was RMB 46.0 million (US$ 6.7 million), as compared to gross profit of RMB 57.8 million (US$ 8.7 million) for the same period of 2017. The gross loss margin was 32.3% as compared to an 11.9% gross profit margin for the same period of 2017. The gross loss margin for the six months ending December 31, 2018 was due to (i) a 72.1% period-to-period decrease in sales volume, and (ii) an increase in the provision for inventory impairment, which was RMB 56.0 million (US$ 8.2 million) for the six months ended December 31, 2018, as compared to a reversal of inventory impairment of RMB 2.7 million (US$ 0.4 million) for the same period of 2017.

Other income for the six months ended December 31, 2018 was RMB 7.5 million ($1.1 million), as compared to RMB 7.3 million ($1.1 million) for the same period of 2017. Other income is primarily comprised of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling expenses for the six months ended December 31, 2018 were RMB 5.3 million (US$ 0.8 million), as compared to RMB 6.1 million (US$ 0.9 million) for the same period of 2017. The decrease in selling expenses was mainly due to lower sales during the current period.

Administrative expenses for the six months ended December 31, 2018 were RMB 7.5 million (US$ 1.1 million), as compared to RMB 8.2 million (US$ 0.7 million) for the same period of fiscal 2017. The decrease in administrative expenses was primarily due to an RMB 0.5 million decrease in office expenses and an RMB 0.2 million decrease in travel expenses.

Bad debt expense for the six months ended December 31, 2018 was RMB 210.1 million (US$ 30.6 million), as compared to RMB 71.6 million (US$ 10.8 million) for the same period of 2017, with the increase due to the write-off of bad debt due to a rise in uncollectible debt associated with our customers. We recognized a loss allowance for an expected credit loss on financial assets, primarily on our trade receivables, which are subject to impairment under International Financial Reporting Standards (IFRS). We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test our accounts receivables balances in each upcoming fiscal period.

Loss from asset devaluation resulting from an impairment of non-current assets (fixed assets and land use rights) for the six months ended December 31, 2018 was RMB 85.0 million (US$ 12.9 million) as compared to RMB 36.7 million (US$ 5.5 million) for the same period of 2017. The loss from asset devaluation resulted from an impairment of non-current assets due to decelerating growth in China and an expected contraction in the demand for the Company’s products.

Other expenses for the six months ended December 31, 2018 were RMB $0.2 million (US$ 0.03 million), as compared to RMB 3.6 million (US$ 0.5 million) for the same period of 2017. The reduction in other expenses is attributable to a decreased loss on the disposal of fixed assets.

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Net loss for the six months ended December 31, 2018 was RMB 346.8 million (US$ 50.6 million), as compared to a net loss of RMB 82.2 million (US$ 12.4 million) for the same period of 2017. The increase in net loss was mainly due to lower sales volume, an increase in the inventory impairment provision, an increase in bad debt expense, and an increase in the loss from asset devaluation for the six months ended December 31, 2018 as compared to the same period of 2017.

Loss per basic share and fully diluted share for the six months ended December 31, 2018 were RMB 75.95 (US$ 11.07), as compared to loss per basic and fully diluted share of RMB 24.29 (US$ 3.66) for the same period of 2017.

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 10.2 million (US$ 1.5 million) for the six months ended December 31, 2018, adjusted for the write-off of fixed assets and land use rights, the inventory impairment provision, and bad debt expense, as compared to RMB 51.6 million (US$ 7.8 million), adjusted for the write-off of fixed assets, slow-moving inventory and bad debt expense for the same period of 2017.

Full Year 2018 Financial Results

Revenue for the year ended December 31, 2018 was RMB 498.2 million (US$ 75.4 million), as compared to RMB 821.8 million (US$ 121.7 million) for the year ended December 31, 2017. Gross loss was RMB 1.2 million (US$ 0.2 million), as compared to gross profit of RMB 50.4 million (US$ 7.5 million) for the same period of 2017. The gross loss margin was 0.2%, as compared to a 6.1% gross profit margin for the same period of 2017. Other income was RMB 14.6 million (US$ 2.2 million), as compared to RMB 14.3 million (US$ 2.1 million) for the same period of 2017. Selling expenses were RMB 11.0 million (US$ 1.7 million), as compared to RMB 12.0 million (US$ 1.8 million) for the same period of 2017. Administrative expenses were RMB 18.0 million (US$ 2.7 million), as compared to RMB 17.2 million (US$ 2.6 million) for the same period of 2017. Bad debt expense was RMB 316.4 million (US$ 47.9 million), as compared to RMB 71.6 million ($10.6 million) for the same period of 2017. Loss from asset devaluation resulting from an impairment of non-current assets was RMB 85.0 million (US$ 12.9 million), as compared to RMB 36.7 million (US$ 5.4 million) for the same period of 2017. Other expenses were RMB 1.5 million (US$ 0.2 million), as compared to RMB 5.2 million (US$ 0.8 million) in the same period of 2017. Net loss for the twelve months ended December 31, 2018 was RMB 418.7 million (US$ 63.4 million), as compared to a net loss of RMB 88.0 million (US$ 13.0 million) for the same period of 2017. Loss per share on a basic and fully diluted basis were RMB 93.18 (US$ 14.10) for the year ended December 31, 2018, as compared to basic and fully diluted earnings per share of RMB 26.36 (US$ 3.90), for the same period of 2017. Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 50.5 million (US$ 7.6 million), adjusted for the write-off of fixed assets and land use rights, the inventory impairment provision, and bad debt expense, as compared to RMB 42.9 million (US$ 6.4 million), adjusted for the write-off of fixed assets, slow-moving inventory, and bad debt expense, for the same period of 2017.

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Statements of Selected Financial Position Items for Fiscal Year End 2018

▪	Cash and bank balances were RMB 9.0 million (US$ 1.3 million) as of December 31, 2018, compared with RMB 2.3 million (US$ 0.4 million) as of December 31, 2017.

▪	Inventory turnover was 117 days as of December 31, 2018, as compared to 95 days as of December 31, 2017. We recorded an inventory impairment provision of RMB 56.0 million (US$ 8.2 million) in 2018 and a reversal of an inventory impairment provision of RMB 2.7 million (US$ 0.4 million) in 2017. Subsequent to the inventory impairment for fiscal year 2018, we believe that the value of our current inventories is realizable.

▪	Trade receivables turnover, net of value added tax, was 233 days as of December 31, 2018, as compared with 206 days as of December 31, 2017. This high trade receivables turnover days was primarily due to a continued difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal.

▪	Trade payables turnover, net of value added tax, was 26 days as of December 31, 2018 as compared with 43 days as of December 31, 2017. The average turnover days was within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 2.4 million (US$ 0.3 million) for the second six months ended December 31, 2018, as compared to cash used in operating activities of RMB 3.6 million (US$ 0.5 million) in the same period of 2017. The decrease in cash outflow was mainly due to increased cash inflow from trade receivables.

Cash flow used in investing activities was RMB 1.7 million (US$ 0.3 million) for the second six months ended December 31, 2018, as compared to cash flow used in investing activities of RMB 0.06 million (US$ 0.01 million) in the same period of 2017. The increase in cash outflow was due to the increase in restricted cash of RMB 1.7 million.

Cash flow generated from financing activities was RMB 7.5 million (US$ 1.1 million) for the second six months ended December 31, 2018, as compared to cash flow generated from financing activities of RMB 5.6 million (US$ 0.8 million) in the same period of 2017. Both events were the result of the issuance of common shares.

Plant Capacity and Capital Expenditures Update

We utilized plant capacity capable of producing 4.7 million square meters of ceramic tiles for the six months ended December 31, 2018 and 16.9 million square meters of ceramic tiles for fiscal 2018 out of a total annual production capacity of 56.5 million square meters. Our annual production capacity has been reduced from 66 million square meters of ceramic tiles as of December 31, 2017 to 56.5 million square meters of ceramic tiles due to our having retired two old furnaces at the Hengda facility in July of 2018.

Our Hengda facility has an annual production capacity of 27.7 million square meters of ceramic tiles as a result of two old furnaces having been put out of use at the facility. The Company utilized production capacity at our Hengda facility capable of producing 2.3 million square meters of ceramic tiles for the six months ended December 31, 2018 and 9.8 million square meters of ceramic tiles for fiscal 2018.

Our Hengdali facility has an annual production capacity of 28.8 million square meters (which excludes our leasing out 10 million square meters of production capacity to a third party) and we utilized production capacity at our Hengdali facility capable of producing 2.4 million square meters of ceramic tiles for the six months ended December 31, 2018 and 7.1 million square meters of ceramic tiles for fiscal 2018.

We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

5

Business Outlook

Sales in the second half of 2018 sharply decreased due to an unexpected slowdown in China’s real estate sector. In an effort to bolster sales, in July of 2018, we decreased the pricing of our ceramic tile products by an average of 10%. This follows a pricing increase of 5% that we instituted in April of 2018 following three price raises beginning in April of 2017. However, the 10% price decrease in July 2018 did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the second half of 2018, and we do not believe that further price decreases would have had a beneficial effect upon sales volume. To address the current market environment, we plan upon expanding our sales force to procure new customers, increasing our marketing to large property developers in targeted cities, and bolstering our research and development efforts to develop new products in order to expand our market.

Looking ahead to the remainder of 2019, and based on the information currently available to us, we expect market conditions to continue to be challenging due to a slowing domestic economy and government regulations intended to stabilize real estate prices and slow real estate development. For example, the central government has imposed lending curbs, higher mortgage rates and down payments, a price cap on new developments and restrictions on the number of homes each family can buy. This has led to some restraint on the part of property developers to develop new residential housing due to continued uncertainty, resulting in a slowing construction sector.

We believe that China’s property market is resilient long-term, and that despite specific austerity measures in certain cities, there is substantial potential for property development in many regions. New home prices in China showed a recent monthly uptick reversing four months of decreases which was fueled by China’s smaller third and fourth tier cities, a sector in which the Company is particularly focused. In addition, more than 20 cities have relaxed their price-curbing regulations since the beginning of the year, lowering the threshold to qualify for mortgage loans.

In our view, real estate continues to be of vital importance for China’s economy as it accounts for approximately 25% of GDP. Further, China’s urbanization trend, where there has been a great movement of population from rural areas into China’s cities, will continue into the foreseeable future which, in our view, points to a sustainable building materials sector over the long-term. Also, Chinese households invest two-thirds of their assets on average in real estate since alternative investments, such as the domestic stock markets, are deemed too risky while real estate offers steady, long-term growth.

We typically receive orders from customers one or two months in advance of production on a rolling basis. However, due to the potential for continued difficult market conditions in 2019, there has been a decreased demand for our products, and as of December 31, 2018, we did not have any backlog. The Company believes that the reduction in backlog has to do with a general slowdown in the construction industry in China as customers are continuing to defer orders and/or are waiting to start new projects.

Our building materials sector is continuing to work through excessive production capacity while government mandates to convert to cleaner and more expensive fuel sources could result in smaller, less well capitalized competitors exiting the space. We believe that we have a competitive advantage in our sector due to our brand name recognition, extensive product platform, marketing expertise and modernized operating efficiencies.

This business outlook reflects the Company's current and preliminary views, which are subject to change and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

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Conference Call Information

We will host a conference call at 8:00 am ET on Tuesday, April 30, 2019. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-1666. The conference participant pass code is 9428228. A replay of the conference call will be available for 14 days starting from 11:00 am ET on April 30, 2019. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 9428228 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.8755 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.608 for the P&L accounts for the twelve months ended December 31, 2018, and US$1.00 = RMB 6.858 for the P&L accounts for the six months ended December 31, 2018. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 28, 2018. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2018 or any other rate.

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Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2017 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

NON-GAAP FINANCIAL MEASURES

This press release contains financial measures and guidance which are considered "non-GAAP" financial measures under applicable SEC rules and regulations. As described below, the Company’s management believes that in order to properly understand its short-term and long-term financial trends, including period over period comparisons of the Company's operations, investors may find it useful to exclude the effect of certain charges or gains that contribute to or reduce earnings but that result from transactions or events that management believes may or may not recur with similar materiality or impact to operations in future periods. The Company generally uses such measures to facilitate management's review of the operational performance of the Company. For more detail on these measures and reconciliation of such measure to the most comparable IFRS financial measures, please refer to page 15 of this release.

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FINANCIAL TABLES

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2018		2017
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	7	46	87,316
Investment property, net	-	-	4,994
Land use rights, net	-	-	4,364
Goodwill	-	-	-
Deferred tax assets	-	-	209
Long-term prepaid expense	-	-	-
Total noncurrent assets	7	46	96,883

CURRENT ASSETS
Inventories, net	18,522	127,346	191,667
Trade receivables, net	32,596	224,114	532,361
Other receivables and prepayments	680	4,673	2,152
Income tax refundable	4	27	27
Restricted Cash	250	1,719	-
Cash and bank balances	1,311	9,016	2,328
Total current assets	53,363	366,895	728,535

CURRENT LIABILITIES
Trade payables	3,538	24,329	61,084
Accrued liabilities and other payables	3,767	25,894	29,719
Amounts owned to related parties	5,266	36,203	36,017
Taxes payable	654	4,497	3,862
Total current liabilities	13,225	90,923	130,682

NET CURRENT ASSETS	40,138	275,972	597,853

NET ASSETS	40,145	276,018	694,736

EQUITY
Share capital	44	306	206
Reserves	40,101	275,712	694,530
Total stockholders' equity	40,145	276,018	694,736

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended December 31,
	2018		2017
	USD'000	RMB'000	RMB'000

Net sales	20,786	142,559	485,342

Cost of goods sold	27,495	188,570	427,579

Gross profit (loss)	(6,709)	(46,011)	57,763

Other income	1,101	7,549	7,284
Selling and distribution expenses	(778)	(5,334)	(6,127)
Administrative expenses	(1,096)	(7,516)	(8,232)
Finance costs	-	-	4
Bad debt expense	(30,628)	(210,058)	(71,565)
Loss from asset devaluation	(12,397)	(85,021)	(36,683)
Other expenses	(25)	(168)	(3,624)

Loss before taxation	(50,532)	(346,559)	(61,180)

Income tax (expense) credit	(30)	(209)	(21,017)

Loss attributable to shareholders	(50,562)	(346,768)	(82,197)

Loss per share

Basic (RMB)	(11.07)	(75.95)	(24.29)
Diluted (RMB)	(11.07)	(75.95)	(24.29)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Six months ended December 31,
	2017	2018

Sales volume (square meters)	17,862,005	4,993,244
Average Selling Price (in RMB/square meter)	27.17	28.55

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Years ended December 31,
	2018		2017
	USD'000	RMB'000	RMB'000

Net sales	75,392	498,189	821,792

Cost of goods sold	75,568	499,355	771,438

Gross profit (loss)	(176)	(1,166)	50,354

Other income	2,215	14,637	14,253
Selling and distribution expenses	(1,669)	(11,026)	(11,962)
Administrative expenses	(2,722)	(17,990)	(17,249)
Bad debt expense	(47,887)	(316,438)	(71,565)
Finance costs	-	-	(213)
Loss from asset devaluation	(12,866)	(85,021)	(36,683)
Other expenses	(221)	(1,461)	(5,220)

Loss before taxation	(63,326)	(418,465)	(78,285)

Income tax expense	(32)	(209)	(9,741)

Loss attributable to shareholders	(63,358)	(418,674)	(88,026)

Loss per share

Basic (RMB)	(14.10)	(93.18)	(26.36)
Diluted (RMB)	(14.10)	(93.18)	(26.36)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Years ended December 31,
	2017	2018

Sales volume (square meters)	31,859,801	17,653,219
Average Selling Price (in RMB/square meter)	25.79	28.22

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CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended December 31,
	2018		2017
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(50,531)	(346,559)	(61,180)
Adjustments for
Amortization of land use rights	8	54	72
Depreciation of property, plant and equipment	838	5,747	7,173
Gain on disposal of property, plant and equipment	-	-	(27)
Bad debt provision of trade receivables	30,628	210,058	71,565
Write down of inventories	8,161	55,973	(2,733)
Impairment of non-current assets	12,397	85,021	36,683
Share based compensation	47	321	294
Finance costs	-	-	(219)
Interest expense (income)	-	-	206
Operating cash flows before working capital changes	1,548	10,615	51,834
Decrease in inventories	61	421	6,308
Decrease (Increase) in trade receivables	6,593	45,219	(40,775)
Decrease in other receivables, tax receivable and prepayments	810	5,555	12,845
Decrease in trade payable	(8,391)	(57,549)	(29,891)
Decrease in taxes payable	(60)	(412)	-
Decrease in accrued liabilities, other payables and amounts owned to related parties	(910)	(6,244)	(3,939)
Cash used in operations	(349)	(2,395)	(3,618)
Interest paid	-	-	-
Income tax paid	-	-	-

Net cash used in operating activities	(349)	(2,395)	(3,618)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	-	-	(62)
Increase in restricted cash	(250)	(1,719)	-

Net cash used in investing activities	(250)	(1,719)	(62)

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital for equity financing	1,066	7,310	5,581
Advance from related parties	27	186	-

Net cash generated from financing activities	1,093	7,496	5,581

NET INCREASE IN CASH & EQUIVALENTS	494	3,382	1,901
CASH & EQUIVALENTS, BEGINNING OF PERIOD	913	6,042	167
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(96)	(408)	260

CASH & EQUIVALENTS, END OF PERIOD	1,311	9,016	2,328

12

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018		2017
	USD'000	RMB'000	RMB'000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(63,327)	(418,465)	(78,285)
Adjustments for
Amortization of land use rights	16	108	143
Depreciation of property, plant and equipment	1,740	11,500	15,371
(Gain) loss on disposal of property, plant and equipment			(70)
Bad debt provision of trade receivables	47,887	316,438	71,565
Write down of inventories	8,470	55,973	(2,733)
Impairment of non-current assets	12,866	85,021	36,683
Share based compensation	94	619	294
Interest expense (income)	-	-	206
Operating cash flows before working capital changes	7,746	51,194	43,174
Decrease in inventories	1,263	8,347	23,808
Increase in trade receivables	(3,527)	(23,309)	(50,384)
Increase (Decrease) in other receivables, tax receivable and prepayments	(382)	(2,521)	12,058
Decrease in trade payable	(5,562)	(36,755)	(23,173)
Increase in taxes payable	96	635	-
Decrease in accrued liabilities, other payables and amounts owned to related parties	(579)	(3,825)	(7,529)
Cash used in operations	(945)	(6,234)	(2,046)
Interest paid	-	-	-
Income tax paid	-	-	-

Net cash used in operating activities	(945)	(6,234)	(2,046)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	-	-	(5,618)
Proceed from disposal of property, plant and equipment	-	-	70
Increase in restricted cash	(260)	(1,719)	-

Net cash used in investing activities	(260)	(1,719)	(5,548)

CASH FLOWS FROM FINANCING ACTIVITIES:
Insurance of share capital for equity financing	2,310	15,262	9,537
Advance from related parties	28	186

Net cash generated from financing activities	2,338	15,448	9,537

NET INCREASE IN CASH & EQUIVALENTS	1,133	7,495	1,943
CASH & EQUIVALENTS, BEGINNING OF YEAR	356	2,328	110
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	(178)	(807)	275

CASH & EQUIVALENTS, END OF YEAR	1,311	9,016	2,328

13

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides certain non-IFRS financial measures (referred to as the “non-GAAP financial measures”) for the second half and full fiscal years ending December 31, 2017 and December 31, 2018, respectively, from their comparable IFRS measures. Such non-GAAP financial measures are offered to supplement the Company’s audited financial statements, this earnings release and the accompanying tables and include EBITDA and Adjusted EBITDA.

EBITDA is calculated as earnings before interest, tax, depreciation and amortization (EBITDA). Adjusted EBITDA is calculated as EBITDA less loss from asset devaluation, inventory write-down and bad debt expense. Both are measures of the Company’s operating performance.

The Company uses these non-GAAP financial measures internally in analyzing its financial results and believes they are useful to investors in evaluating the Company’s ongoing operational performance. In addition, the Company believes that these non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for results under IFRS, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company has provided a reconciliation of these non-GAAP financial measures to the most directly comparable IFRS financial measure below as adjusted for the periods indicated:

14

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)

Six months ended December 31, 2018 and December 31, 2017

(all figures in 000’s)

	2018		2017
	RMB	USD	RMB	USD
Net loss	(346,768)	(50,562)	(82,197)	(12,385)
Interest expense	-	-	4	1
Interest income	(36)	(5)	(32)	(5)
Income tax expense	209	30	21,017	3,167
Depreciation and amortization expense	5,801	846	7,245	1,092
EBITDA	(340,794)	(49,691)	(53,963)	(8,130)
Loss from asset devaluation (2)	85,021	12,397	36,683	5,527
Inventory write-down (3)	55,973	8,161	(2,733)	(412)
Bad debt expense (4)	210,058	30,628	71,565	10,783
Adjusted EBITDA	10,258	1,495	51,552	7,768

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization
(2)	Non-cash write-down of fixed assets and land use rights
(3)	Non-cash inventory write-down
(4)	Non-cash write-off of bad debt expense

15

CHINA CERAMICS CO., LTD.

 Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to Adjusted EBITDA (1)

Years ended December 31, 2018 and December 31, 2017

(all figures in 000’s)

	2018		2017
	RMB	USD	RMB	USD
Net loss	(418,674)	(63,358)	(88,026)	(13,037)
Interest expense	-	-	213	32
Interest income	(36)	(5)	(32)	(5)
Income tax expense	209	32	9,741	1,443
Depreciation and amortization expense	11,608	1,757	15,514	2,298
EBITDA	(406,893)	(61,574)	(62,590)	(9,269)
Loss from asset devaluation (2)	85,021	12,866	36,683	5,433
Inventory write-down (reversal) (3)	55,973	8,470	(2,733)	(405)
Bad debt expense (4)	316,438	47,887	71,565	10,599
Adjusted EBITDA	50,539	7,649	42,925	6,358

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization
(2)	Non-cash write-down of fixed assets and land use rights
(3)	Non-cash inventory write-down
(4)	Non-cash write-off of bad debt expense

Source: China Ceramics Co., Ltd.

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